FILED PURSUANT TO RULE 424(B)(3)
File Number 333-181012
ARAMARK CORPORATION
SUPPLEMENT NO. 7 TO
PROSPECTUS DATED
JANUARY 4, 2013
THE DATE OF THIS SUPPLEMENT IS MARCH 8, 2013
ON MARCH 7, 2013, ARAMARK CORPORATION FILED THE ATTACHED
CURRENT REPORT ON FORM 8-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_______________

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
_______________

Date of report (Date of earliest event reported): March 6, 2013

ARAMARK CORPORATION
(Exact name of registrant as specified in charter)

Delaware	001-04762	95-2051630
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1101 Market Street Philadelphia, Pennsylvania		19107
(Address of Principal Executive Offices)		Zip Code

Registrant's telephone, including area code: 215-238-3000
N/A
(Former name and former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement
The information set forth in Item 2.03 is incorporated by reference into this Item 1.01.

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.
Senior Notes Offering
On March 7, 2013, ARAMARK Corporation (the “Company”) issued $1,000 million of 5.75% Senior Notes due 2020 (the “Senior Notes”) pursuant to the indenture, dated as of March 7, 2013 (the “Indenture”), among the Company, the guarantors named therein and The Bank of New York Mellon, as trustee.
The Senior Notes are unsecured obligations of the Company. The Senior Notes rank equal in right of payment to all of the Company's existing and future senior debt and senior in right of payment to all of the Company's existing and future debt that is expressly subordinated in right of payment to the Senior Notes. Each of the guarantors named in the Indenture (each a “Guarantor”) is providing an unconditional guarantee of the Senior Notes which ranks equal in right of payment to all of the senior obligations of such Guarantor. The Senior Notes and the guarantees are effectively subordinated to the Company's existing and future secured debt and that of the Guarantors, including all indebtedness under the Company's senior secured credit facilities pursuant to the Credit Agreement (as defined below), to the extent of the value of the assets securing that indebtedness. The Senior Notes and guarantees are structurally subordinated to all of the liabilities of any of the Company's subsidiaries that do not guarantee the Senior Notes.
Interest on the Senior Notes will be payable on March 15 and September 15 of each year, commencing on September 15, 2013. Interest on the Senior Notes will accrue from March 7, 2013. Interest will be calculated on the basis of a 360-day year of twelve 30-day months. The Senior Notes mature on March 15, 2020.
Prior to March 15, 2015, the Company may redeem up to 40% of the Senior Notes with the proceeds from one or more qualified equity offerings at a price equal to 105.750% of the principal amount of the Senior Notes redeemed, plus accrued and unpaid interest and additional interest, if any, to the date of redemption. In addition, at any time prior to March 15, 2015 the Company may redeem all or a portion of the Senior Notes at a price equal to 100% of the principal amount of the Senior Notes redeemed plus a “make whole” premium and accrued and unpaid interest and additional interest, if any, to the date of redemption. Thereafter, the Company has the option to redeem all or a portion of the Senior Notes at any time at the redemption prices set forth in the Indenture.
In the event of certain types of change of control, the holders of the Senior Notes may require the Company to purchase for cash all or a portion of their Senior Notes at a purchase price equal to 101% of the principal amount of such Senior Notes, plus accrued and unpaid interest, if any, to the date of repurchase.
The Indenture contains covenants limiting the Company's ability and the ability of its restricted subsidiaries to:

•	incur additional indebtedness or issue certain preferred shares;

•	pay dividends and make certain distributions, investments and other restricted payments;

•	create certain liens;

•	sell assets;

•	enter into transactions with affiliates;

•	limit the ability of restricted subsidiaries to make payments to the Company;

•	enter into sale and leaseback transactions;

•	merge, consolidate, sell or otherwise dispose of all or substantially all of the Company's assets; and

•	designate the Company's subsidiaries as unrestricted subsidiaries.

The Indenture also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the Senior Notes to become or to be declared due and payable.
The foregoing description of the Indenture does not purport to be complete and is qualified in its entirety by reference to the full text of the Indenture, which is filed as Exhibit 4.1 hereto and is incorporated herein by reference.

Registration Rights Agreement
On March 7, 2013, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) among the guarantors named therein and Goldman, Sachs & Co. and J.P. Morgan Securities LLC, as representatives of the several initial purchasers, with respect to the Senior Notes described above. In the Registration Rights Agreement, the Company agreed to (1) file an exchange offer registration statement pursuant to which the Company will offer exchange notes with terms identical in all material respects to, and evidencing the same indebtedness as, the Senior Notes, in exchange for such notes (but which exchange notes will not contain terms with respect to transfer restrictions or provide for the additional interest described below); and (2) use commercially reasonable efforts to cause the exchange offer registration statement to be declared effective under the Securities Act of 1933, as amended. The Company has agreed to use commercially reasonable efforts to cause the exchange offer to be consummated or, if required, to have one or more shelf registration statements declared effective, within 390 days after the issue date of the Senior Notes.
If the Company fails to satisfy this obligation (a “registration default”), the annual interest rate on the Senior Notes will increase by 0.25%. The annual interest rate on the Senior Notes will increase by an additional 0.25% for each subsequent 90-day period during which the registration default continues, up to a maximum additional interest rate of 1.00% per year over the applicable interest rate in the Indenture. If the registration default is corrected, the applicable interest rate on the Senior Notes will revert to the original level.
The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as Exhibit 4.2 hereto and is incorporated herein by reference.
New Term Loan Borrowings under the Credit Agreement
On March 7, 2013, the Company borrowed $1,400 million of term loans pursuant to the Amended and Restated Credit Agreement dated as of March 26, 2010 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among the Company (as successor to RMK Acquisition Corporation), ARAMARK Canada Ltd., ARAMARK Investments Limited, ARAMARK Ireland Holdings Limited, ARAMARK Holdings GmbH & Co KG, ARAMARK GmbH, ARAMARK Intermediate Holdco Corporation, each subsidiary of the Company that, from time to time, becomes a party thereto, the financial institutions from time to time party thereto (the “Lenders”), JPMorgan Chase Bank, N.A., as LC Facility Issuing Bank, the Issuing Banks named therein, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent for the Lenders thereunder and the other parties thereto from time to time. The Company previously disclosed that it had executed Amendment Agreement No. 4 to the Credit Agreement, providing for, among other things, the new term loans.
Item 8.01.    Other Events.
On March 6, 2013, ARAMARK Holdings Corporation (“Holdings”), the Company's indirect parent company, and the Company issued a joint press release announcing the early tender date results in respect of the previously announced cash tender offers for existing senior notes of Holdings and the Company (the “Tender Offers”). A copy of the joint press release is included as Exhibit 99.1 hereto and incorporated into this Item 8.01 by reference.
On March 7, 2013, the Company used a portion of the aggregate proceeds of the Senior Notes offering and the borrowings under the new term loans pursuant to the Credit Agreement to purchase all notes tendered by the applicable early tender date.
In addition, on March 7, 2013, Holdings issued a redemption notice, which provides that the portion of the Holdings' 8.625%/9.375% Senior Notes due 2016 that currently remain outstanding shall be redeemed on May 1, 2013 at a price of 101% of the principal amount thereof. The Company also issued redemption notices, which provide that the portions of the Company's 8.50% Senior Notes due 2015 and Senior Floating Rate Notes due 2015 that currently remain outstanding shall be redeemed on April 6, 2013 at prices of 100% of the principal amount thereof.

Item 9.01.     Financial Statements and Exhibits.
Exhibits:

4.1	Indenture, dated as of March 7, 2013, among ARAMARK Corporation, the guarantors named therein and The Bank of New York Mellon, as trustee.

4.2
Registration Rights Agreement, dated as of March 7, 2013, among ARAMARK Corporation, the guarantors named therein, Goldman, Sachs & Co. and J.P. Morgan Securities LLC, as representatives of the several initial purchasers.

99.1	Press Release of ARAMARK Corporation and ARAMARK Holdings Corporation, dated March 6, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARAMARK CORPORATION

Date:	March 7, 2013	By:	/s/ JOSEPH MUNNELLY
		Name:	Joseph Munnelly
		Title:	Senior Vice President, Controller and
Chief Accounting Officer

EXHIBIT INDEX

4.1	Indenture, dated as of March 7, 2013, among ARAMARK Corporation, the guarantors named therein and The Bank of New York Mellon, as trustee.

4.2
Registration Rights Agreement, dated as of March 7, 2013, among ARAMARK Corporation, the guarantors named therein, Goldman, Sachs & Co. and J.P. Morgan Securities LLC, as representatives of the several initial purchasers.

99.1	Press Release of ARAMARK Corporation and ARAMARK Holdings Corporation, dated March 6, 2013.